SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             _________________

                               SCHEDULE 14D-9/A*
                                AMENDMENT NO. 1

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             _________________

                              ASARCO INCORPORATED
                            Name of Subject Company

                              ASARCO INCORPORATED
                      Name of Person(s) Filing Statement

                     COMMON STOCK, NO PAR VALUE PER SHARE
                         Title of Class of Securities

                                   043413103
                      CUSIP NUMBER OF CLASS OF SECURITIES

                             FRANCIS R. MCALLISTER
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               ASARCO INCORPORATED
                                180 MAIDEN LANE
                           NEW YORK, NEW YORK  10038
                                 212) 510-2000
                 Name, address and telephone number of person
              authorized to receive notice and communications on
                   behalf of the person(s) filing statement

                                With Copies to
                                J. MICHAEL SCHELL
                                MARGARET L. WOLFF
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 212) 735-3000

 *Relates to offer by Grupo MExico, S.A. de C.V.

      This Amendment No. 1 to the Solicitation/Recommendation Statement on
 Schedule 14D-9 of ASARCO Incorporated, originally filed with the Securities and Exchange Commission (the "Commission) on October 5, 1999 (the "Schedule 14D-9"), relates to the tender offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on
 Schedule 14D-1 of of Grupo MExico, S.A. de C.V., a Mexican corporation ("Grupo MExico"), and its wholly owned subsidiary, ASMEX Corporation, a Delaware corporation ("ASMEX"), filed with the Commission on September 27, 1999, as amended. Defined terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

 ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

      Subsection (b) of Item 4 is hereby amended by adding the following:

      On October 7,1999, ASARCO received the following unsolicited letter from Grupo MExico:


                                              "October 7, 1999

      "Board of Directors
      ASARCO Incorporated
      180 Maiden Lane
      New York, NY 10038

      "Attention: Francis R. McAllister
      Chairman and Chief Executive Officer

      "Dear Members of the Board:

           "Based on our assessment of the pending offer by Phelps Dodge Corporation as reflected in your announced agreement with them, and our view of the intrinsic value in ASARCO Incorporated that Grupo Mexico, S.A. de C.V. could realize if Grupo Mexico owned ASARCO, we are today increasing the price in our September 27 tender offer to ASARCO shareholders for all outstanding shares of ASARCO to $29.50 per share in cash. The other terms of our September 27 tender offer remain substantially unchanged.

           "Our revised offer provides value to your shareholders that is demonstrably superior to your agreement with Phelps Dodge. This offer represents a premium of 5% over the value of your recently announced agreement with Phelps Dodge based upon the October 6, 1999 closing price of $53.00 per share for Phelps Dodge common stock, and a premium of 59% over ASARCO's unaffected stock price on August 20, 1999, immediately prior to the announcement of Phelps Dodge's proposal.

           "As a result, we believe that you can, and indeed are obligated to, meet with us and discuss our revised offer. Accordingly, we request that, pursuant to Section 5.9 of your agreement with Phelps Dodge, you elicit such advice and make such determinations in view of your fiduciary duties so that ASARCO would be in a position to immediately engage in negotiations and discussions with us concerning our superior proposal. We also believe that you cannot, consistent with your fiduciary duties, continue to recommend to your shareholders the transaction with Phelps Dodge in light of our revised offer.

           "As before, our execution of a merger agreement would not be contingent upon a due diligence review. Furthermore, in view of the fact that we have been granted "early termination" of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, we are confident that consummation of our proposed transaction is not subject to any material regulatory approvals.

           "Our revised offer presents a compelling opportunity for ASARCO and its shareholders to improve upon your existing transaction with Phelps Dodge.

           "Our offer, of course, continues to be conditioned upon entering into a negotiated agreement with you. As in the past, we are prepared to meet with you at any time to negotiate the terms of a merger agreement having substantially the same terms and conditions that were contained in the form of merger agreement that was submitted to you on October 5, 1999, modified to (i) remove our request for the "match" right in connection with competing proposals set forth in the "no-shop" provision and replacing it with the relevant provision in your Phelps Dodge Agreement, (ii) reflect the termination of your agreement with Phelps Dodge and (iii) incorporate certain provisions from your agreement with Phelps Dodge, provided that you enter into an agreement with us on or before October 15, 1999.

           "Please contact us to schedule a meeting of our respective advisors to bring this situation to a prompt and satisfactory conclusion for the shareholders of both of our companies.

                                    "Very truly yours,

                                    GRUPO MEXICO, S.A. de C.V.

                                    By  /s/ Daniel Tellechea Salido
                                       ______________________________
                                            Daniel Tellechea Salido
                                       Managing Director for Administration
                                       and Finance and Alternate Director

                                    By  /s/ Genaro Guerrero Diaz Mercado
                                       _________________________________
                                       Genaro Guerrero Diaz Mercado
                                       Treasurer"

      The Board of Directors of ASARCO met on October 8, 1999 to consider the revised proposal contained in Grupo MExico's letter. At the meeting, the ASARCO Board of Directors considered, together with advicefrom its financial and legal advisors, (i) the terms of Grupo MExico's revised offer, (ii) ASARCO's rights and obligations under the Agreement and Plan of Merger, dated as of October 5, 1999, among Phelps Dodge Corporation, AAV Corporation and ASARCO (the "Merger Agreement"), and (iii) its fiduciary duties to stockholders of ASARCO under applicable law. At the October 8, 1999 meeting, in accordance with the terms of the Merger Agreement, the Board of Directors determined in good faith, after consultation with its legal and financial advisors, that it was necessary in order to comply with its fiduciary duties under applicable law (x) to modify its recommendation of the Phelps Dodge Offer and Merger, and (y) if necessary, to furnish information to Grupo MExico pursuant to a customary confidentiality agreement and to participate in discussions or negotiations regarding the Grupo MExico revised proposal. The Board has notified Phelps Dodge in accordance with the terms of the Merger Agreement that it intends to take these actions. A copy of this notice is filed as Exhibit 33 hereto and is incorporated herein by reference.

       In the afternoon on October 8, 1999, Douglas C. Yearley, Chairman, President and Chief Executive Officer of Phelps Dodge, telephoned Mr. McAllister to inform him that Phelps Dodge would not raise its offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

      Subsections (a) and (b) of Item 7 are hereby amended by adding the following:

      Except as set forth herein and in Item 4, no negotiation is being undertaken or is underway by ASARCO in response to the Phelps Dodge Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving ASARCO or any subsidiary thereof;
 (ii) a purchase, sale or transfer of a material amount of assets by ASARCO or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of ASARCO; or (iv) any material change in the present capitalization or dividend policy of ASARCO.

      Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Grupo MExico Offer that relate to or would result in one or more of the events referred to above.

 ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 5.     Letter from ASARCO to Phelps Dodge, dated October 8, 1999.

 Exhibit 6.     Press release of ASARCO, dated October 8, 1999.


                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               ASARCO INCORPORATED


                               By     /s/  Francis R. McAllister
                                  ___________________________________
                                Name:      Francis R. McAllister
                                Title:     Chairman and


 Dated:  October 8, 1999

                                  EXHIBIT INDEX


 Exhibit 5.     Letter from ASARCO to Phelps Dodge, dated October 8, 1999.

 Exhibit 6.     Press release of ASARCO, dated October 8, 1999.